Exhibit F

February 13, 2004

Securities and Exchange Commission
450 Fifth Street,
N.W. Washington, D.C.  20549

Re:   Northeast Utilities
      SEC File Number 70-10177

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities
Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel for NU and its wholly-owned direct and indirect subsidiaries, NU
Enterprises, Inc. and Select Energy, Inc. (collectively, the
"Applicants") in connection with the Application/Declaration on Form U-1 in File No. 70-10177 ("Declaration"). In the Declaration, the Applicants seek the authorization of the Commission for certain transactions proposed therein concerning NU's investment in Rule 58 companies, NU's guarantees of its competitive affiliates' obligations, the activities of Select Energy, Inc. and additional investments by NU in exempt wholesale generators (the "Proposed Transactions").

In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts, the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts or the State of Connecticut and do not hold myself out as an expert in the laws of such Commonwealth or State. In expressing opinions about matters governed by the laws of such Commonwealth or such State, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth or such State.

Based upon and subject to the foregoing, and assuming that the Proposed Transactions are carried out in accordance with the Declaration, I am of the opinion that, when the Commission shall have entered an order forthwith granting the Declaration:

(a) all State laws applicable to the Proposed Transaction will have been complied with;

(b) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the Declaration and in any proceedings before the Commission that may be held in connection therewith.

Very truly yours,


/s/ Jeffrey C. Miller
Assistant General Counsel